Filing by Columbia Funds Series Trust I pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust

(SEC File No. 811-09645)

COLUMBIA FUNDS — PROXY AND FUND MERGER UPDATES

Approved fund mergers

The following merger transactions were approved and are scheduled for the close of business on June 24, 2016. Both funds remain open for purchases through the merger date. The funds will have final distributions prior to the merger, if required. A record date of June 20, along with an ex- and payable date of June 21 is planned.

Acquired fund	Acquiring fund	Anticipated merger date (close of business)

Columbia International Value Fund	Columbia Overseas Value Fund	June 24, 2016

Columbia Value and Restructuring Fund	Columbia Contrarian Core Fund	June 24, 2016

Adjournments

At the June 13 joint special meeting of shareholders, merger proposals relating to the funds listed below were adjourned until November 29, 2016. New record dates have been set, and shareholders who hold positions in these funds as of the record dates listed below will be entitled to vote. Shareholders who hold shares as of the record date who have already submitted proxy cards (because they also held shares as of the initial record date of January 22, 2016) need not take any further action to cast their vote, but may revoke their proxies or change their votes before the November 29 meeting.

Acquired fund	Acquiring fund	Record date

Columbia Large Cap Growth Fund II	Columbia Large Cap Growth Fund	August 1, 2016

Columbia Large Cap Growth Fund III	Columbia Large Cap Growth Fund	August 5, 2016

Columbia Large Cap Growth Fund V	Columbia Large Cap Growth Fund	August 11, 2016

If you have any questions or would like additional information on any of these changes, please call your relationship manager or dedicated service team.

< If you have any questions about this information, please call an Intermediary Liaison Associate at 800.441.4020.

Institutional Dealers	Broker Dealers	Registered Investment Advisors	Independent Advisors	Investment-Only Distribution (DC/VA)	U.S. Trust, Bank of America Private Wealth Management

800.626.2275	800.215.5005	866.444.5435	800.446.4008	877.894.3592	800.521.1197

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Please have your clients read and consider investment objectives, risks, charges and expenses carefully before investing. Remind them to contact you or view columbiathreadneedle.com/us for a prospectus or a summary prospectus, which contains this and other important information about the fund.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any acquiring fund. For information regarding an acquiring fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger, please

For institutional and broker/dealer use only. This material has not been filed with FINRA and may not be shown, quoted to, or used with, members of the general public.

© 2016 Columbia Management Investment Advisers, LLC. All rights reserved.

Columbia Management Investment Distributors, Inc.

225 Franklin Street, Boston, MA 02110-2804

columbiathreadneedle.com/us

800.426.3750

1522485 (06/16)

call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor is 800.708.7953 and proxy-direct.com/col-27405. The prospectus/proxy statement contains important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/ proxy statement is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.

Columbia Threadneedle Investments (Columbia Threadneedle) is the global brand name of the Columbia and Threadneedle group of companies.

Columbia Funds are distributed by Columbia Management Investment Distributors, Inc., member FINRA and managed by Columbia Management Investment Advisers, LLC.

For institutional and broker/dealer use only. This material has not been filed with FINRA and may not be shown, quoted to, or used with, members of the general public.